ARCA biopharma, Inc.

10170 Church Ranch Way, Suite 100

Westminster, CO 80021

July 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ibolya Ignat, Daniel Gordon, Tamika Shepard and Joshua Gorsky

Re:	ARCA biopharma, Inc.
Registration Statement on Form S-4
File No. 333- 279387
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ARCA biopharma, Inc., a Delaware corporation (the “Issuer”), hereby respectfully requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on July 24, 2024, or as soon thereafter as practicable, or at such later time as the Issuer may orally request via telephone call to the staff of the Securities and Exchange Commission. The Issuer hereby authorizes each of Brent Fassett, Ethan Lutske, Ross Tanaka or Savir Punia of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Issuer, to make such request on its behalf.

Please contact Brent Fassett of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (303) 256-5901 with any questions you may have concerning this request. In addition, please provide a copy of the Commission’s order declaring the registration statement effective to Mr. Fassett via email at bfassett@wsgr.com and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, 1155 Canyon Boulevard, Suite 400, Boulder, Colorado 80302.

Sincerely, ARCA BIOPHARMA, INC.

By:	/s/ C. Jeffrey Dekker
Name: C. Jeffrey Dekker Title: Chief Financial Officer